Exhibit 99.1

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: BYAH)

901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui
East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000

November 28, 2025

Dear Shareholders:

You are cordially invited to attend the 2025 Extraordinary General Meeting of Shareholders (the “2025 Extraordinary General Meeting”) of Park Ha Biological Technology Co., Ltd. to be held at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 on December 26, 2025, at 10 A.M. (local time). The matters to be acted upon at the 2025 Extraordinary General Meeting are set forth and described in the notice of the 2025 Extraordinary General Meeting of shareholders and proxy statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the 2025 Extraordinary General Meeting. Whether or not you expect to attend the 2025 Extraordinary General Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the 2025 Extraordinary General Meeting or adjourned 2025 Extraordinary General Meeting in accordance with the currently effective memorandum and articles of association. You may, of course, attend the 2025 Extraordinary General Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,
/s/ ZHANG Xiaoqiu
ZHANG Xiaoqiu
Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: BYAH)

NOTICE OF THE 2025 EXTRAORDINARY GENERAL MEETING
To be held on December 26, 2025, at 10 A.M., (local time)

To the Shareholders of Park Ha Biological Technology Co., Ltd.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Park Ha Biological Technology Co., Ltd. (the “Company”) for use at the 2025 Extraordinary General Meeting of the Company (the “2025 Extraordinary General Meeting”) and at all adjournments and postponements thereof. The 2025 Extraordinary General Meeting will be held at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, on December 26, 2025, at 10 A.M. (local time), to consider and vote upon the following proposal(s):

1.      Subject to Proposal No.2 below being passed, to consider and vote upon an ordinary resolution, effective upon the date of approval of the shareholders to increase the Company’s share capital by US$2,700,000.00 such that the Company will be authorised to issue US$3,000,000 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each (the “Increase of Share Capital”), divided into (i) 120,000,000,000 Class A Ordinary Shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each with 20 votes per share (the “Proposal No. 1”);

2.      By way of a special resolution, and subject to Proposal No. 1 being passed, to approve the new amended and restated memorandum and articles of association of the Company (the “New Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to this notice in substitution for the amended and restated memorandum and articles of association of the Company currently in effect, to reflect the change in the authorized share capital (“Proposal No. 2”);

3.      By way of an ordinary resolution, to approve a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued shares at a ratio from one (1)-for-5 (five) to one (1) for two hundred and fifty (250), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on a date as may be determined by the Board and announced by the Company no later than the first anniversary of the Record Date (the “Effective Date”). Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of effective date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association (“Proposal No. 3”); and

4.      To transact such other business which may properly come before the 2025 Extraordinary General Meeting or any adjournment thereof, if necessary (“Proposal No. 4”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS ABOVE.

Holders of record of the Company’s shares at the close of business on November 21, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, the 2025 Extraordinary General Meeting and any adjournment or postponement thereof. Each Class A ordinary share entitles the holder thereof to one vote and each Class B ordinary share entitles the holder thereof to 20 votes for every fully paid share of which he is the holder.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the 2025 Extraordinary General Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at the 2025 Extraordinary General Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at the 2025 Extraordinary General Meeting will be available for ten days before the 2025 Extraordinary General Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to the 2025 Extraordinary General Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about November 28, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board of Directors,

/s/ ZHANG Xiaoqiu
ZHANG Xiaoqiu
Chief Executive Officer and Chairperson of the Board
November 28, 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS ABOVE.

Important Notice Regarding the Availability of Proxy Materials
for the Extraordinary General Meeting to be held on December 26, 2025, at 10 A.M., Local time

The Notice of 2025 Extraordinary General Meeting, notice to shareholders are available at www.sec.gov.

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

Notice to Shareholders

2025 EXTRAORDINARY GENERAL MEETING
to be held on December 26, 2025, at 10 A.M., Local time

901, Building C Phase 2, Wuxi International Life Science
Innovation Campus, 196 Jinghui East Road, Xinwu District,
Wuxi, Jiangsu Province People’s Republic of China 214000

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the 2025 Extraordinary General Meeting, which will take place on December 26, 2025, at 10 A.M., local time, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000.

Shareholders are being asked to consider and vote upon proposals to (i) approve the Increase of Share Capital, (ii) approve the adoption of the New Amended and Restated Memorandum and Articles of Association, including the associated amendments in relation to the Increase of Share Capital, (iii) approve a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued shares at a ratio from one (1)-for-five (5) to one (1)-for-two hundred and fifty (250), with the Effective Date and the exact ratio to be set within this range to be determined by the Company’s Board in its discretion; and (iv) transact other such business as may properly come before the 2025 Extraordinary General Meeting or any adjournment thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Park Ha Biological Technology Co., Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at the 2025 Extraordinary General Meeting?

Shareholders who are the registered owners of our shares on November 21, 2025 (the “Record Date”) may attend and vote at the 2025 Extraordinary General Meeting. There were 14,824,403 Class A ordinary shares and 19,050,000 Class B ordinary shares outstanding on the Record Date. Each Class A ordinary share entitles the holder thereof to one vote and each Class B ordinary share entitles the holder thereof to 20 votes for every fully paid share of which he is the holder.

What is the proxy card?

The card enables you to appoint ZHANG Xiaoqiu, the Chief Executive Officer of the Company, as your proxy to represent you at the 2025 Extraordinary General Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at the 2025 Extraordinary General Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the 2025 Extraordinary General Meeting. Even if you plan to attend the 2025 Extraordinary General Meeting, it is strongly recommended to complete and return your proxy card before the 2025 Extraordinary General Meeting date just in case your plans change. If a proposal comes up for vote at the 2025 Extraordinary General Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” Proposal No. 1, Proposal No. 2, Proposal No. 3, and Proposal No. 4.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the 2025 Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the Internet or to vote in person at the 2025 Extraordinary General Meeting. Whether or not you plan to attend the 2025 Extraordinary General Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the 2025 Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the 2025 Extraordinary General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the 2025 Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the 2025 Extraordinary General Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s shares on the Record Date, you may vote in person at the 2025 Extraordinary General Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote and each Class B Ordinary Shares that you own in your name entitles you to twenty votes, in each case, on the applicable proposals.

(1) You may submit your proxy by mail.    You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to the 2025 Extraordinary General Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

•        as you instruct, and

•        according to the best judgment of the proxies if a proposal comes up for a vote at the 2025 Extraordinary General Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•        FOR the Increase of Share Capital;

•        FOR the adoption of the New Amended and Restated Memorandum and Articles of Association, including the associated amendments in relation to the Increase of Share Capital;

•        FOR the Share Consolidation;

•        according to the best judgment of your proxy if a proposal comes up for a vote at the 2025 Extraordinary General Meeting that is not on the proxy card.

(2) You may submit your proxy by email.    You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to ir@parkha.cn. Your vote by email must be received by 9 P.M. local time on December 23, 2025.

(3) You may vote in person at the 2025 Extraordinary General Meeting.    We will pass out written ballots to any Shareholder of Record who wants to vote at the 2025 Extraordinary General Meeting.

If I plan on attending the 2025 Extraordinary General Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the 2025 Extraordinary General Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the 2025 Extraordinary General Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at the 2025 Extraordinary General Meeting.

You may do this by:

•        sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it to the Secretary before the polls close at the 2025 Extraordinary General Meeting; or

•        attending the 2025 Extraordinary General Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the 2025 Extraordinary General Meeting.

How many votes are required to approve the proposals?

Each of the proposals requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of the 2025 Extraordinary General Meeting?

We will announce voting results at the 2025 Extraordinary General Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the investors relation team of the Company at +86 400 012 7562 or by sending a letter to the offices of the Company at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 or email at ir@parkha.cn with any questions about proposals described in this proxy statement or how to execute your vote.

THE 2025 EXTRAORDINARY GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Park Ha Biological Technology Co., Ltd., as part of the solicitation of proxies by our Board for use at the 2025 Extraordinary General Meeting to be held on December 26, 2025 at 10 A.M. local time, and any adjournment or postponement thereof. This proxy statement is first being furnished to Shareholders on or about November 28, 2025. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the 2025 Extraordinary General Meeting.

Date, Time and Place of the 2025 Extraordinary General Meeting

The 2025 Extraordinary General Meeting will be held at 10 A.M. local time on December 26, 2025, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, or such other date, time and place to which the 2025 Extraordinary General Meeting may be adjourned or postponed.

Purpose of the 2025 Extraordinary General Meeting

At the 2025 Extraordinary General Meeting, the Company will ask Shareholders to consider and vote upon the following proposals:

1.      Subject to Proposal No.2 below being passed, to consider and vote upon an ordinary resolution, effective upon the date of approval of the shareholders to increase the Company’s share capital by US$2,700,000.00 such that the Company will be authorised to issue US$3,000,000 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each (the “Increase of Share Capital”), divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share (the “Proposal No. 1”);

2.      By way of a special resolution, and subject to Proposal No. 1 being passed, to approve the new amended and restated memorandum and articles of association of the Company (the “New Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to this notice in substitution for the amended and restated memorandum and articles of association of the Company currently in effect, to reflect the change in the authorized share capital (“Proposal No. 2”);

3.      To approve a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued shares at a ratio from one (1)-for-5 (five) to one (1) for two hundred and fifty (250), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on a date as may be determined by the Board and announced by the Company no later than the first anniversary of the Record Date (the “Effective Date”). Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of effective date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association (“Proposal No. 3”); and

4.      To transact such other business which may properly come before the 2025 Extraordinary General Meeting or any adjournment thereof, if necessary (“Proposal No. 4”).

Record Date and Voting Power

Our Board fixed the close of business on November 21, 2025, as the record date for the determination of the outstanding shares entitled to notice of, and to vote on, the matters presented at the 2025 Extraordinary General Meeting. As of the Record Date, there were 14,824,403 Class A ordinary shares and 19,050,000 Class B ordinary shares outstanding. Each Class A ordinary share entitles the holder thereof to one vote and each Class B ordinary share entitles the holder thereof to 20 votes. Accordingly, a total of 395,824,403 votes may be cast at the 2025 Extraordinary General Meeting.

Quorum and Required Vote

A quorum of Shareholders is necessary to hold a valid meeting. Two shareholders entitled to vote and present at the meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum at the 2025 Extraordinary General Meeting.

Proposal No. 1 and Proposal No. 3 require the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting, and Proposal No. 2 requires the affirmative vote of a majority of not less than two-thirds of such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting;

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending to our investors relation team, at Park Ha Biological Technology Co., Ltd., 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending the 2025 Extraordinary General Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the 2025 Extraordinary General Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Cayman Islands law, our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the 2025 Extraordinary General Meeting. Accordingly, our Shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact investors relation team of the Company at +86 400 012 7562 or by sending a letter to the offices of the Company at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 or email at ir@parkha.cn with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000. The Company’s telephone number at such address is +86 400 012 7562.

PROPOSAL NO. 1
INCREASE OF SHARE CAPITAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to the passing of Proposal No. 2, that the Company’s current authorised share capital being US$300,000 divided into 15,000,000,000 ordinary shares of par value US$0.00002 each, divided into (i) 12,000,000,000 class A ordinary shares with a par value of US$0.00002 each and (ii) 3,000,000,000 class B ordinary shares with a par value of US$0.00002 each, be and is hereby increased by US$2,700,000.00 such that the Company shall become authorised to issue US$3,000,000 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each (the “Increase of Share Capital”), divided into (i) 120,000,000,000 Class A Ordinary Shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each with 20 votes per share.

Following the Increase of Share Capital, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Company’s New Amended and Restated Memorandum and articles of association.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

The resolution to be proposed shall be as follows:

RESOLVED AS AN ORDINARY RESOLUTION, effective upon the date of approval of the shareholders (the “Proposal No. 1”):

(a)     to increase the Company’s share capital by US$2,700,000.00 such that the Company will be authorised to issue US$3,000,000 divided into 150,000,000,000 ordinary shares of par value US$0.00002 each (the “Increase of Share Capital”), divided into (i) 120,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 30,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share;

Proposal No. 1 will be approved if the affirmative vote of a majority of the votes of the shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the 2025 Extraordinary General Meeting by the holders of ordinary shares of the Company entitled to vote at the 2025 Extraordinary General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Increase of Share Capital will become effective upon approval of our shareholders.

The proposed Increase of Share Capital will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

PROPOSAL NO. 2
AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION BY WAY OF A SPECIAL RESOLUTION

Background

We are proposing to amend and restate the Company’s current amended and restated memorandum and articles of association to reflect the Increase of Share Capital by adoption of the New Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to this proxy statement, subject to Proposal No. 1 being passed. The New Amended and Restated Memorandum and Articles of Association set out the amendment to and updated amount of the Company’s share capital.

Potential Effects of Proposed New Amended and Restated Memorandum and Articles of Association

If shareholders approve this proposal and Proposal No. 1 is also approved, the Company’s current amended and restated memorandum and articles of association will be amended and restated in the form of the New Amended and Restated Memorandum and Articles of Association attached as Exhibit A to this proxy statement effective immediately upon this proposal being passed at the 2025 Extraordinary General Meeting.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the 2025 Extraordinary General Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL NO. 3
BY WAY OF AN ORDINARY RESOLUTION, TO APPROVE THE SHARE CONSOLIDATION

Overview

The Board has approved, and is hereby soliciting Shareholders’ approval of a Share Consolidation of the Company’s authorized issued and unissued shares at a ratio (the “Share Consolidation Ratio Range”) of not less than one (1)-for-five (5) and not more than one (1)-for-two-hundred and fifty (250), with the exact ratio (the “Share Consolidation Ratio”), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on the Effective Date. Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association.

Purpose and Background of the Share Consolidation

The purpose for seeking approval of the Share Consolidation within the Share Consolidation Ratio Range is to maintain or increase the market price of the Company’s Class A ordinary shares. The Board may effect the proposed Share Consolidation if it believes that a change in the number of shares outstanding is likely to maintain or improve the market price for the Company’s ordinary shares and only if the implementation of a Share Consolidation is determined by the Board to be in the best interests of the Company and its Shareholders as a whole.

The Company believes that the stabilized or increased market price for its Class A ordinary shares that is expected as a result of implementing the Share Consolidation will improve the marketability and liquidity of the Company’s Class A ordinary shares and will encourage interest and trading in the Company’s Class A ordinary shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a Share Consolidation, the Company believes it may be able to maintain or raise the market price of its Class A ordinary shares to a level where its Class A ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after a Share Consolidation could alleviate this concern.

There can be no assurance that the Share Consolidation, if implemented, will achieve any of the desired results. There also can be no assurance that the price per ordinary share immediately after the Share Consolidation, if implemented, will maintain the same or increase proportionately with the Share Consolidation Ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Class A Ordinary Shares

As soon as practicable after the effective date of the Share Consolidation, the Shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of Class A ordinary shares.

Shareholders holding Class A ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-consolidated Class A ordinary shares in exchange for post-consolidated Class A ordinary shares in book-entry form. No new share certificates will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidated ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-consolidated shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding Class A ordinary shares in book-entry form with the transfer agent need not take any action to receive post-consolidated Class A ordinary shares. If a Shareholder is entitled to post-consolidated Class A ordinary shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of Class A ordinary shares held following the Share Consolidation.

Upon the Share Consolidation, the Company intends to treat Class A ordinary shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose Class A ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding Class A ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the Share Consolidation. If a Shareholder holds Class A ordinary shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

In the event that a shareholder beneficially owns shares which are less or equal to the Share Consolidation Ratio, such shareholder shall not receive post-consolidated Class A ordinary shares.

Fractional Shares

No fractional shares will be created or issued in connection with the Share Consolidation. For shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-consolidated Class A ordinary shares not evenly divisible by the number of pre-consolidated Class A ordinary shares for which each post-consolidated Class A ordinary share is to be exchanged, we will issue to the shareholder who would otherwise hold a fractional share that number of shares as rounded down to the nearest whole share. For example, if a shareholder should have held 100.75 shares following the Share Consolidation, that shareholder will receive 100 ordinary shares as a result of rounding down the fractional shares. No shareholder will receive cash in lieu of fractional shares.

Required Vote

Proposal No. 1 will be approved if a simple majority of the votes cast by such shareholder as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy vote “FOR” Proposal No. 1. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF A SHARE CONSOLIDATION OF THE ORDINARY SHARES AT A RATIO OF NOT LESS THAN ONE(1)-FOR-FIVE(5) AND NOT MORE THAN ONE(1)-FOR-TWO HUNDRED AND FIFTY(250).

OTHER MATTERS

Our Board knows of no other matter to be presented at the 2025 Extraordinary General Meeting. If any additional matter should properly come before the 2025 Extraordinary General Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2025 Extraordinary General Meeting

For any proposal to be considered for inclusion in our notice to shareholders and form of proxy for submission to the shareholders at our 2025 Extraordinary General Meeting, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, Attention: Chief Executive Officer, no later than the close of business on December 23, 2025.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2025 Extraordinary General Meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the 2025 Extraordinary General Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding ordinary shares in their names for others, or holding ordinary shares for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the 2025 Extraordinary General Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of this proxy statement, or have questions regarding the householding process, may contact the investors relation team of the Company, or by forwarding a written request addressed to ir@parkha.cn via email or 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 via mail. Promptly upon request, a separate copy of this proxy Statement will be sent. By contacting investors relation team of the Company at ir@parkha.cn, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our ordinary shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact the investors relation team of the Company, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, or by telephone at +86 400 012 7562.